February 24, 2023

Karl Hiller

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20249

Re:	Response to SEC Comment letter dated September 7, 2022

Goldrich Mining Company

Form 10-K for the Fiscal Year ended December 31, 2021

Filed March 30, 2022

File No. 001-06412

Dear Mr. Hiller,

Our response to the SEC Comment letter reference above is contained herein. Each question from the SEC has been copied followed by our answer. The response refers to a draft 10-KA, a draft Revised and Amended Initial Assessment (“RAIA”), a draft technical report summary, and a draft consent which are not attached in this response but will be sent separately to you via the SEC’s Accellion/Kitework secure email system.

Response to SEC Comment letter dated September 7, 2022:

Form 10-K for the Fiscal Year ended December 31, 2021

General

1.	You are required to file interim reports on Form 10-Q pursuant to Rule 13a-13 of Regulation 13A. Your quarterly reports for the periods ended March 31, 2022 and June 30, 2022 were due May 16, 2022, and August 15, 2022, respectively.

Please comply with these reporting obligations.

Tell us the circumstances under which additional time was deemed to be necessary by your management "to ensure that complete, thorough and accurate disclosure of all material information" is made, as you had reported on Form 12b-25.

2525 E. 29th Ave. Ste. 10B-160, Spokane, Washington 99223 Tel: 509.535.7367 Fax: 509.695.3289

Answer: All quarterly reports for Q1, Q2, Q3 2022 were filed by November 21, 2022. The reports were not filed previously because the Company did not have sufficient funds to pay its auditors to review the quarterly reports to ensure that complete, thorough and accurate disclosure of all material information was made.

2.	Please comply with Item 1304(b)(1)(i) of Regulation S-K, which requires that you identify the location of material properties on a map that is accurate to within one mile, using an easily recognizable coordinate system.

Answer: In the draft 10-KA, Map 2 (approximately on page 24 of the draft 10-KA) was replaced with a new map showing UTM coordinates.

2021 and plans for 2022 and beyond, page 32

3.	We note your disclosure of information based on an independent Initial Assessment Report which you indicate was prepared in accordance with the new SEC Subpart 1300 property disclosure requirements. It appears that you filed the referenced technical report as an exhibit to a Form 8-K on June 17, 2021.

You will need to obtain and file a revised Technical Report Summary, with an amendment to the Form 10-K, to address other comments in this letter, although we suggest that you submit draft revisions in response to this letter prior to filing the amendment. You will also need to obtain and file a consent from the qualified person for the use of the qualified person's name, or any quotation from, or summarization of, the Technical Report Summary in your annual report, and to its inclusion as an exhibit to the annual report.

Answer: Please see the draft 10-KA, the draft revised Technical Report Summary and the draft consent from the qualified person regarding these comments.

The consent and Technical Report Summary should be identified in the list of exhibits to comply with Item 601(a)(23) and (96) of Regulation S-K.]

Answer: The RAIA and the Technical Report Summary have each been added to the list of exhibits and an appropriate Consent of the Author has been obtained and added to the list of exhibits (page 97 of the draft 10-KA).

4.	Please disclose the commodity price, metallurgical recovery, and cutoff grade utilized in estimating your resources and reserves to comply with Item 1304(d)(1) of regulation S-K.

Answer: In Section 1.11 of the draft RAIA, Mineral Resource Estimate, third paragraph, a cutoff grade of 0.002 oz Au/bank cubic yard was used as the cutoff grade to constrain the mineral resource.

In footnote 5 of Table 1-1 of the draft RAIA: Little Squaw Creek Placer Deposit Pit-Constrained Resources, the Mineral Resource is constrained by a 0.002 raw troy ounce per bank cubic yard grade shell and a 0.004 raw troy ounce per bank cubic yard cutoff (840 fineness) at an assumed gold price of 1,600 $/tr oz, assumed mining cost of 4.50 $/bcy, assumed processing and administrative cost of 7.25 $/bcy, an assumed gold purity of 84%, and pit slopes of 45 degrees.

Notes were added in the draft 10-KA to include this information in Item 2 (approximately page 33 of the draft 10-KA) and in Item 7 (approximately page 49 in the draft 10-KA).

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 46

5.	We note your disclosure of plans to commence a 12,000-foot drill program at the Chandalar property in May 2022. Please expand your disclosure to clarify whether you would be able to proceed with this drill program while the arbitration proceedings summarized on pages 36-42 remain incomplete, i.e. whether it would be legally advisable or permissible to commence this program under these circumstances.

For example, as disclosures elsewhere in the filing indicate that NyacAU, LLC holds the mining permit, even though you may own the mining claims, if the mining claims were leased to the joint venture and are collateral for repayment of the related party loan due to NyacAU, LLC, explain how your interests would be secure, if this is your view.

Answer: An additional sentence was added in Item 7 in the 10-KA to explain Goldrich’s ability to perform exploration is unaffected by the arbitration between Goldrich and NyacAU. Please note, the mining claims are not the collateral, but the collateral is all of GNP’s right, title and interest in and to all placer gold located or produced from Goldrich’s Chandalar mining claims leased to GNP.

Results of Operations, page 49

6.	We note that you provide some details about exploration at the Chandalar gold mining property, the Goldrich NyacAU Placer LLC joint venture, and more recent drilling plans, along with a discussion of your financial condition and cash flows.

Please expand your disclosures to also address your results of operations, including quantitative and qualitative details underlying material fluctuations in the line items that you report for each period, to comply with Item 303(a), (b) and (b)(2) of Regulation S-K.

You may refer to SEC Release No. 33-8350 if you require further guidance.

Answer: A paragraph was added in the draft 10-KA to explain the Company’s results of operations (approximately on page 50 of the 10-KA redline).

Form 8-K filed June 17, 2021

Exhibit 96.1

Local Geology, page E-53

7.	Please obtain and file a revised Technical Report Summary that includes a stratigraphic column of local geology as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Answer: A new figure, Figure 7-6 has been added to Section 7 of the IA to show the stratigraphic column.

Laboratory Analysis, page E-90

8.	Please obtain and file a revised Technical Report Summary that includes the opinion of the qualified person regarding the adequacy of the sample preparation, security, and analytical procedures as required by Item 601(b)(96)(iii)(B)(8)(iv) of Regulation S-K.

Answer: Statements of the qualified persons opinions on the adequacy of the sample preparation, security, and analytic procedures have been added in Section 12.3 of the IA.

Mineral Processing and Metallurgical Testing, page E-101

9.	We note that disclosure under this heading indicates raw gold recovery of 100% based on recoverable gold assays for the feed material, and recovery losses reflected in the feed grade calculations, which is typical of placer mine.

Please expand the disclosures in your filing to explain this process.

Please also obtain and file a revised Technical Report Summary that includes the qualified person's opinion on the adequacy of the data as required by Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

Answer: Additional text explaining the rationale for using 100% recovery and 84% purity is provided in Sections 1.10 and 13.1 of the IA.

Constrained Mineral Resource, page E-117

10.	We note that parameters are stated for the 0.002 Raw Oz per BCY cutoff grade calculation, although without sufficient details to understand this calculation.

Please obtain and file a revised Technical Report Summary that includes a detailed explanation of how this calculation was performed.

This disclosure should include the price used to determine resources/reserves, the particular reasons this price was selected, and any specific assumptions underlying this selection, to comply with Item 601 (b)(96)(iii)(B)(12)(iii) of Regulation S-K.

Answer: A wire-frame solid based on a 0.002 oz/BCY cutoff grade was used to confine the resource; however, the Mineral Resource statement uses a cutoff grade of 0.004 oz/BCY. Additional text has been added to Section 14.14 of the IA to explain how the cutoff grade was calculated.

Market Studies and Contracts, page E-146

11.	Please obtain and file a revised Technical Report Summary that includes the gold price projections, the basis for the projections, and your smelting/refining contract terms and conditions to comply with Item 601 (b)(96)(iii)(B)(16)(i) of Regulation S-K.

Answer: See additional comments added in the draft RAIA (approximately page 147 – Section 19.0)

Summary of Chandalar Mine Unit Operating Costs, page E-157

12.	We note that the unit costs do not reconcile with the operational costs and Life of Mine (LOM) production schedule. Please discuss this observation with the qualified person and provide us with an explanation for this apparent discrepancy.

We expect that you will need to obtain and file a revised Technical Report Summary to similarly clarify or correct the associated disclosures.

Answer: In Section 21 of the IA, the QP had included mine development costs as operating costs, whereas in Section 22 of the IA, the QP had placed mine development costs with capital costs. The two sections have been modified to be consistent, with mine development costs shown as capital costs. Tables 21-5 and 21-6 have been updated.

Summary of Economic Model, page E-161

13.	We note that the economic analysis provided under this heading requires revision or clarification based on the following observations:

•                  The smelter charges for years 6 & 7 are missing.

•                  The taxable income (loss) before depletion appears to be missing appropriate line items as indicated by the footnote concerning development.

•                  The tax calculations & state royalties are difficult to follow and appear incomplete.

For example, Table 22.2 should be revised to include all information necessary for an orderly information progression through to the Net Post-tax Cash Flow, with details of the parameters and processes used to determine the operating costs, DD&A, royalty, and taxes to comply with Item 601(b)(96)(iii)(B)(19) of Regulation S-K.

Please discuss these observations with the qualified person and arrange to obtain and file a revised Technical Report Summary to address these concerns.

Answer: Table 22-2: Summary of Economic Model has been revised to include the smelter charges for years 6 and 7 and to expand the tax calculations section. Please note that although some of the numbers within the body of Table 22-2 have been changed, the overall economics as originally reported were correct and have not changed.

Please contact me at (509) 768 – 4468 with any other questions. The draft 10-KA and Technical Report will be filed on Edgar as soon as we are able to complete them with our edgerizer.

Sincerely,

              /s/ William V. Schara

William V. Schara,

Director and Chief Executive Officer